October 12, 2012

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 961
        File Nos. 333-183888 and 811-03763

Dear Mr. Fess:

On September 13, 2012, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 961 (the "Fund"), consisting of a unit investment trust, US Low Volatility Strategy Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below.

PROSPECTUS

Investment Summary — Investment Objective

1.   This section states that the Trust's investment objective is to seek "risk-adjusted total returns" through a diversified portfolio of 30 "lower volatility" securities from the S&P 500 Index. Please provide definitions for "risk-adjusted total returns" and "lower volatility."

Investment Summary — Security Selection — Define Sub-Universe

2.   The seventh bullet point in this section provides that the Trust will not invest in securities with market capitalizations of less than $1 billion. Since companies with market capitalizations of this size are generally considered small-capitalization companies, please disclose in the principal risk section that the Trust's investments will include small- and mid-capitalization securities, and describe the risks associated with these types of investments.

GENERAL COMMENTS

3.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

4.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney